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.C. 20549

05037440

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2005

SEC FILE NUMBER
8- 52538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1451 W. Cypress Creek Road, Suite #204
(No. and Street)

Fort Lauderdale,   Florida   33309
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     Scott Goldstein   (954) 334-3450
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff

(Name – *if individual, state last, first, middle name*)

351 South Cypress Road, Suite #210   Pompano Beach, FL 33060
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Scott Goldstein_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Newbridge Securities Corporation_____ , as of _____December 31_____ , 20 04 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

CEO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent Auditors Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 W. CYPRESS ROAD, SUITE 210
POMPANO BEACH , FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newbridge Securities Corporation
Ft. Lauderdale, Florida

I have audited the accompanying statement of financial condition of Newbridge Securities Corporation (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 22, 2005

NEWBRIDGE SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:

Cash	$	248,797
Deposit from clearing broker		119,438
Receivable from clearing broker		1,750,882
Securities at market value		1,303,882
Loans receivable, less allowance for doubtful loans of $62,975		562,775
Officer Advances		2,311
Accrued interest		22,051
Miscellaneous receivables		13,425
Prepaid expenses		108,421
Total current assets		4,131,982
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		-
TOTAL ASSETS	$	4,131,982

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Securities sold short at market value	$	30,132
Payable to clearing broker		219,205
Accounts payable, accrued expenses, and other liabilities		502,721
Commissions payable		1,310,532
Total current liabilities		2,062,590

CONTINGENCIES (NOTE 8)

STOCKHOLDERS' EQUITY:

Common stock - no par value, 5,000 shares authorized, issued and outstanding		2,231,977
Accumulated deficit		(162,585)
Total stockholders' equity		2,069,392
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,131,982

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:

Commissions	$ 18,071,114
Private placement income	436,592
Investment Banking Income	929,305
Trading income	7,261,497
Interest	510,122
Other revenue	1,345,152
	28,553,782

EXPENSES:

Employee compensation and benefits	21,388,546
Clearing charges	485,530
Management fees	2,410,000
Communications	911,501
Professional fees	356,745
Regulatory fees and expenses	160,643
Interest Expense	45,746
Other operating expenses	1,486,823
	27,245,534

NET INCOME BEFORE INCOME TAXES	1,308,248
PROVISION FOR INCOME TAXES	-
NET INCOME	$ 1,308,248

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | COMMON STOCK | | ACCUMULATED |
	SHARES	AMOUNT	DEFICIT
Balance-January 1, 2004	5,000	$ 2,981,977	$ (1,470,833)
Additional Capitalization		-	
Return of Capital		(750,000)	
Net Income (Loss) January 1, 2004 to December 31, 2004			1,308,248
Balance-December 31, 2004	5,000	$ 2,231,977	$ (162,585)

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,308,248
Adjustments to reconcile net income to net cash provided (used) by operations:	
Increase in deposit with clearing broker	(18,179)
Decrease in receivable from clearing broker	260,995
Increase in securities at market value	(427,440)
Increase in loans receivable	(379,300)
Increase in allowance for doubtful loans	47,254
Decrease in broker & manager advances	6,024
Increase in officer advances	(2,311)
Increase in accrued interest	(14,611)
Decrease in miscellaneous receivables	1,103
Increase in prepaid expenses	(21,336)
Decrease in securities sold short	(71,488)
Decrease in payable to clearing broker	8,380
Decrease in clearing deposit payable	(5,000)
Increase in accounts payable, accrued expenses and other liabilities	118,060
Increase in commissions payable	33,028
Net cash used in operating activities	843,427
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Return of Capital	(750,000)
Net cash flows from financing activities	(750,000)
Net increase in cash	93,427
CASH AT JANUARY 1, 2004	155,370
CASH AT DECEMBER 31, 2004	$ 248,797

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Interest	$ 45,746

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$ -
Increases:	
Issuance of subordinated note	2,500,000
Decreases:	
Payment of subordinated note	(2,500,000)
Subordinated borrowings at December 31, 2004	$ -

NOTE 1 – BUSINESS AND ORGANIZATION

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2004, the ratio of aggregate indebtedness to net capital was 3.42:1 and net capital was $ 595,039, which exceeded the minimum net capital requirement by $ 174,265.

NOTE 4 – DEPOSIT WITH THE CLEARING BROKER

The Company has a deposit, which is interest earning, retained by its clearing broker-dealer as part of the clearing arrangement and to offset any unsecured customer debits.

NOTE 5- RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (sole shareholder of the Company), the Company pays a management fee to the parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. For the year ended December 31, 2004, the total management fee paid to the affiliate was $2,410,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2004. Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. These officers also owned corporations which received consulting and professional development fees totaling approximately $50,000 from the Company during 2004.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- INCOME TAXES

A deferred tax asset in the amount of $ 86,000 has been recorded to recognize the benefits of tax loss carryforwards at December 31, 2004. The deferred tax asset is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Federal and Florida State net operating loss carryforwards will expire in the years 2019 through 2022.

The tax provisions (benefits) differ from amounts that would be calculated by applying federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes.
The Company files a consolidated income tax return with its parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The provision for income taxes consists of the following components:

Current tax expense	$ 458,300
Tax benefit of net operating loss carryforward	(458,300)
	$ -0-

NOTE 8- CONTINGENCIES

At December 31, 2004, various customers have instituted NASD arbitration proceedings against the Company for alleged losses incurred in their brokerage accounts. These claims totaled approximately $680,000 at December 31, 2004. The Company is vigorously disputing all of these claims. Because these cases remain in an early state, management is unable to determine the Company's liability, if any. The financial statements do not reflect an accrual for losses, if any, in these matters.

SUPPLEMENTARY
INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

I have audited the accompanying financial statements of Newbridge Securities Corporation as of and for the year ended December 31, 2004, and have issued my report thereon dated February 22, 2005. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11, 12, 13, 14, and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 22, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 2,069,392
Deductions and/or charges:		
Nonallowable assets:		
Loans receivable, less allowance for doubtful		
loans of $62,975	$ 562,775	
Officer advances	2,311	
Accrued Interest	22,051	
Miscellaneous receivables	13,425	
Prepaid expenses	108,421	708,983
Net capital before haircuts on securities positions		1,360,409
Haircuts on securities		
(computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investments securities – stocks, warrants, and bonds	765,370	
Undue concentrations	-	765,370
NET CAPITAL		$ 595,039

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$	420,774
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	135,497
b. Minimum dollar amount of net capital required	$	420,774
Excess net capital	$	174,265

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Payable to clearing broker	$ 219,205
Accounts payable, accrued expenses and other liabilities	502,721
Commissions payable	1,310,532
Total aggregate indebtedness	$ 2,032,458
Ratio of aggregate indebtedness to net capital	3.42

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets),
as filed for the period ended December 31, 2004 are as follows:

	Unaudited	Adjustments	Audited
Allowable Assets	$ 3,371,403	$ -	$ 3,422,999
Primarily the recording of trade date from settlement date:			
Increase in receivable from clearing broker		10,051	
Increase in securities at market value		41,545	
	3,371,403	51,596	3,422,999
Nonallowable assets	718,992	-	708,983
Decrease in miscellaneous receivable		(5,009)	
Decrease in loans receivable		(5,000)	
	718,992	(10,009)	708,983
Total Assets	$ 4,090,395	$ 41,587	$ 4,131,982

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2004 are as follows:

	Unaudited	Adjustments	Audited
Aggregate indebtedness	$ 1,977,566	$ -	$ 2,032,458
Primarily the recording of trade date from settlement date:			
Increase in commissions payable		39,557	
Increase in payable to clearing broker		(24,999)	
Increase in accruals and payables		40,334	
	1,977,566	54,892	2,032,458
Other Liabilities	26,032	-	30,132
Primarily the recording of trade date from settlement date:			
Increase in securities sold short		4,100	
	26,032	4,100	30,132
Stockholders Equity	2,086,797	-	2,069,392
The effect of above adjustments on net income		(17,405)	
	2,086,797	(17,405)	2,069,392
Total Liabilities and Stockholders' Equity	$ 4,090,395	$ 41,587	$ 4,131,982

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 SOUTH CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Newbridge Securities Corporation(the Company) for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

-16-

Board of Directors
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 22, 2005